Exhibit 4.7

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

RESAAS SERVICES INC. (the “Issuer”)

#303 – 55 Water Street

Vancouver, British Columbia V6B 1A1

Tel: (778) 996-9544

Item 2:	Date of Material Change

December 23, 2014

Item 3:	News Release

A news release was disseminated on December 23, 2014 and has been filed with the CSE and on SEDAR.

Item 4:	Summary of Material Change

The Issuer announced that it had granted incentive stock options to certain of its employees and consultants, exercisable to purchase a total of 1,610,000 common shares at $2.35 per share for 2 years.

The above 1,610,000 optionable shares represent approximately 5.1% of the issued and outstanding common shares of the Company.

Item 5:	Full Description of Material Change

See the news release dated December 23, 2014 attached as Schedule “A” hereto for details.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:	Omitted Information

None

Item 8:	Executive Officer

For further information, please contact:

Cam Shippit, CFO, Secretary and Director

Telephone: (778) 996-9544

Item 9:	Date of Report

December 23, 2014

Schedule “A”

RESAAS SERVICES INC.

RESAAS GRANTS OPTIONS TO EMPLOYEES & CONSULTANTS

Vancouver, BC – December 23, 2014. RESAAS Services Inc. (“RESAAS”) (CSE:RSS) is pleased to announce that, pursuant to its stock option plan (the “Plan”), it has granted to certain employees and consultants options (“Options”) exercisable to purchase a total of 1,610,000 common shares at $2.35 per share for 2 years.

Most of the Options vest immediately. However, some of the Options that were granted to employees vest as to 10,000 shares every 3 months and some as to 5,000 shares every 3 months.

Of the Options, Insiders, as a group, were granted options to purchase 265,000 common shares, of which options for 115,000 common shares replaced Insider options that have expired.

About RESAAS Services Inc.

RESAAS - The Real Estate Social Network™ is designed specifically for the real estate professional to connect and communicate in real-time. Known as real estate broadcasts, RESAAS’ powerful reblasts® engine automatically generates all of your real estate workflow into invaluable social content that is instantly pushed out to the RESAAS platform and other social networks. Visit www.resaas.com.

On Behalf of RESAAS

Cameron Shippit
Chief Financial Officer , Director & Secretary
RESAAS Services Inc.
Telephone: (778) 996-9544 Email: cam.shippit@resaas.com

Investor Relations

Michael Koehler or Matt Glover
Liolios Group Inc.
Telephone: (949) 574-3860; Email: resaas@liolios.com

The Canadian Securities Exchange has not reviewed, approved or disapproved the contents of this press release.

Forward-Looking Information:

This press release and the company’s website may include forward-looking information, as defined by Canadian securities legislation, concerning the company’s technology platform. Forward-looking information is based on certain key expectations and assumptions made by RESAAS’ management, including future plans for the design and development of the company’s technology platform. Although RESAAS believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because RESAAS can give no assurance that they will prove to be correct. Forward-looking statements in this press release are made as of the date of this release. RESAAS disclaims any intent or obligation to update publicly any forward-looking information, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.